

Mail Stop 3561

June 30, 2008

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Triarc Companies, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

> **Re:    Triarc Companies, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 2, 2008**
> **File No. 333-151336**

Dear Mr. Okeson:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

## Form S-4

Summary, page 4

1.  Please include a summary of the terms of the merger agreement and Triarc's and Wendy's reasons for engaging in the transaction.  Refer to Items 4(a)(1) and (2) of Form S-4.

The Companies, page 4

2.  Please include the state and date of incorporation for Triarc.

3. Please provide us with a copy of the QSR magazine you refer to.

Recommendations of the Board of Directors Relating to the Merger; Wendy's, page 6

4. Please disclose the conflicts of interest and any other reasons that Kerrii B. Anderson is abstaining from recommending that Wendy's shareholders vote for the adoption of the merger agreement.

Interests of Triarc Directors and Wendy's Directors and Executive Officers in the Merger; Wendy's, page 7

5. Please disclose the aggregate amounts to be paid to the directors and executive officers of Wendy's as a result of the merger. We suggest a table format.

Dissenters' Rights, page 8

6. Please include a cross reference to the information provided pursuant to Item 18 of Form S-4. Refer to Item 3(j) of Form S-4.

Regulatory Matters, page 8

7. Please include a statement as to the status of the approval of U.S. antitrust laws. Refer to Item 3(i) of Form S-4.

Voting by Triarc and Wendy's Directors and Executive Officers, page 13

8. Please include a statement here as to the votes required for approval of the proposed transaction. Refer to Item 3(h) of Form S-4.

Wendy's/Arby's Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations, page 24

9. We note that management believes pro forma EBITDA and pro forma adjusted EBITDA are useful because they are frequently used by security analysts, investors, and other interested parties to evaluate companies in the restaurant industry. However, this reason does not appear to be a substantive reason, specific to you, why this non-GAAP performance measure is useful. Refer to note 44 of FR-65 for guidance. Please either remove the presentation in its entirety or substantially revise to more clearly describe the substantive reasons specific to you why management believes the measure provides useful information to investors. To the extent you do not remove the presentation of these non-GAAP measures, please revise to disclose why you believe it is useful to investors to disregard each of the items eliminated from the measures. In addition, we note that certain eliminated items appear to be of the nature that are reasonably likely to recur within

two years or have occurred within the prior two years, which is specifically prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K.  For additional guidance, see the Frequently Asked Questions Regarding Management's Use of Non-GAAP Measures located on the Commission website at [www.sec.gov](www.sec.gov) for further guidance.

10. Also, please revise to reconcile pro forma EBITDA and pro forma adjusted EBITDA, both non-GAAP performance measures, solely to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.  Refer to Item 10(e)(1)(i)(B).

Risk Factors, page 25

11. Please note that information may be incorporated by reference only as permitted by items in S-4.  It appears that you are not eligible to incorporate by reference under Item 3 of Form S-4.  Please revise to include the information required by this item, or provide us with your analysis as to why you believe you can incorporate by reference.

Pending shareholder litigation could prevent or delay the closing…, page 28

12. Provide us with copies of the complaints in the shareholder litigation discussed in this risk factor.

The Merger, page 31
Background of the Merger, page 31

13. Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction.  Also, provide us a copy of the engagement letters.

14. Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including providing more background information on how the exchange ratio was determined.  Clarify in the first paragraph on page 46 which side proposed the merger consideration.

15. Refer to the fourth paragraph on page 33.  Please add language explaining briefly what a stapled ABS financing package is.

16. Please revise to expand your discussion regarding the duties of the Special Committee and range of strategic alternatives to be explored as discussed in the meeting on May 14, 2007.

17. We note the Form 8-K filed by Wendy's on April 18, 2008 which contained Wendy's response to a letter sent that morning by Mr. May.  Please revise the

disclosure to include the specifics of the letters exchanged by Mr. May and Wendy's. Please also discuss the reasons provided in Wendy's letter for rejecting the April 15, 2008 offer proposed by Trian through Trian Acquisition I Corp. and the April 16, 2008 offer proposed by Triarc.

18. Please provide a discussion of the risks and uncertainties that concerned the Special Committee if Wendy's were to merge with Trian Acquisition I Corp as discussed on page 43. Please also disclose why the Special Committee instructed JPMorgan to advise Trian and Triarc that "their best opportunity to effect a transaction with Wendy's in the time available for further action would be to focus on a transaction that did not involve Trian Acquisition I Corp." and discuss why the Special Committee viewed the merger of Wendy's with and into Green Merger Sub, Inc. as a preferable outcome.

Triarc Board of Directors' Recommendation, page 49

19. Please revise into two lists: one of the factors the board believed favored the merger; the other of factors that did not favor the merger. If the board did not consider any negative factors, so state.

20. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "certain industry, economic and market conditions and trends" or "trends in the quick service restaurant industry" are not acceptable. You will need to revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Opinion of Triarc's Financial Advisor, page 52
Wendy's Financial Analyses; Selected Company Trading Analysis, page 55

21. Please disclose the criteria Wachovia Securities used to determine the other quick-service restaurant companies. For example, disclose how the selected companies compared with Wendy's in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, tell us the statistics Wachovia Securities analyzed for comparison purposes with respect to the other quick-service restaurant companies and if these statistics helped determine which companies to compare or if these statistics were analyzed after the companies were already identified.

Miscellaneous, page 59

22. Please quantify the fees paid to Wachovia Securities upon rendering the opinion. Additionally, please quantify and provide a detailed description of the contingent

nature of the fee to be paid to Wachovia Securities upon consummation of the merger.

23. Please disclose the amounts known or estimated to be received by Wachovia Securities and its affiliates for services rendered to Triarc and Wendy's for the previous two years. Refer to Item 1015(b) of Regulation M-A.

Opinion of Wendy's Financial Advisor, page 60

24. Please disclose why the analyses provided to the Wendy's board of directors were based on an assumed exchange ratio of 4.20 shares although the opinion was given on the agreed exchange ratio of 4.25 shares.

Stand-Alone Valuations of Wendy's; Wendy's Comparable Company Analysis, page 62

25. Please tell us the criteria Greenhill used to determine the comparable companies. For example, disclose how the selected companies compared with Wendy's in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, please tell us the statistics Greenhill analyzed for comparison purposes with respect to the comparable companies and if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

26. We note your disclosure regarding the various valuation procedures that Greenhill used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, explain why the particular multiples were chosen, as well as why a particular range of premiums were applied. Please note that these examples are not intended to be an exhaustive list.

27. Please disclose the downside sensitivities underlying Wendy's management projections that were used to determine the implied value per Wendy's common share. Please also provide similar disclosure in the Stand-Alone Valuations of Triarc section on page 63.

28. Please disclose the precedent transactions reviewed by Greenhill. Additionally, disclose the criteria Greenhill used to determine the comparable transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

The Amendment to Triarc's Certificate of Incorporation, page 97

29. It appears that each of the amendments proposed here should be unbundled. Please revise or advise.

Triarc Annual Meeting, page 102
Solicitation of Proxies, page 107

30. We note that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication.  Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Triarc Compensation Discussion & Analysis, page 127
1999 Executive Bonus Plan; Overview, page 129

31. Please disclose what negative discretion the Performance Committee exercised and the reasons for exercising such negative discretion with respect to paying bonuses in 2006 and 2005 under Part II of the 1999 Executive Bonus Plan.  Please provide a similar discussion in the 2007 Bonus Determinations section on page 139 with respect to Mr. Garden's bonus under the 1999 Executive Bonus Plan.

Fiscal 2008 Awards, page 130

32. You have not provided quantitative disclosure of the goals for modified EBITDA, earnings per share and stock price appreciation on Triarc's Class B common shares when awarding annual bonuses.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.  Please provide similar disclosure with respect to the Fiscal 2007 Awards section on page 130, ARG 2007 Bonus Incentive Plan section on page 131, the 2002 Plan section on page 132 and the 2007 Bonus Determinations section on page 139.

33. Please disclose the role of your independent compensation consultant in establishing the three performance metrics for determining bonus payments under the 1999 Executive Bonus Plan.

Unaudited Pro Forma Combined Condensed Financial Statements, page 180
Pro Forma Adjustments, page 185
Adjustment 2, Merger consideration

34. We note that less than 10% of the purchase price has been allocated to franchise agreements.  Please supplementally provide us with an analysis supporting the appropriateness of the amount allocated to this intangible.  Also in this regard,

please tell us what consideration was given to allocating a portion of the purchase price to supplier relationships.

Adjustment 3(E)

35. We note the reclassification of amounts in the Wendy's historical condensed balance sheet to conform to Triarc presentation, including an amount reclassified from assets held for disposition to prepaid and other current assets, and an amount reclassified from properties to other intangible assets. Assets held for disposition should continue to be classified separately on the face of the balance sheet in accordance with paragraph 30 of SFAS 144. Please revise or tell us why you believe the reclassification is appropriate. Also, tell us the nature of the amount that was previously classified as property and why you believe the item is now appropriately classified as an intangible asset.

Adjustment, 3(F)

36. We note the reclassification of amounts in the Wendy's historical statements of operations to conform to Triarc presentation. Please explain to us why an amount was reclassified from an expense to franchise revenues and whether the change represents a difference in accounting policies between the two entities. Also explain to us how you determined the appropriateness of a reclassification of an amount from income taxes to interest expense.

Adjustment, 3(I)

37. We note the increase in tax expense relating to the non-deductibility of a portion of Wendy's special committee costs. Please explain to us how the factors involved in this business combination and the assumptions subsequently used resulted in a different conclusion than previously determined.

Authorized Capital Stock of Wendy's/Arby's, page 193
Pre-emptive Rights, page 193

38. Please provide a definition of financial distress. Also disclose who will determine if and when Wendy's/Arby's is in financial distress.

Annex B

39. Delete the language "and may not be used for any other purpose" in the second to last paragraph of the opinion.

**Triarc Companies, Inc. and Subsidiaries; Form 10-K for the year ended December 30, 2007 as filed on 2/29/2008**

Notes to Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies
Leases, page 68

40. Please tell us why favorable leases are amortized to "depreciation and amortization, excluding amortization of deferred financing costs" and unfavorable leases are amortized to "cost of sales, excluding depreciation and amortization," rather than being amortized to the same expense line item.

Note 2, Significant Risks and Uncertainties, Sale of Deerfield, page 74

41. We note that the expenses incurred by the company after September 30, 2007 relating to the Deerfield sale are to be paid by the REIT. Please tell us how this amount was taken into consideration when calculating the gain on the sale and your reasons for such conclusion.

Note 15, Income Taxes, page 94

42. We note from your reconciliation of statutory to actual income tax expense that 2007 taxes included a $1.1 million charge related to entity simplification and $2.3 million of adjustments related to prior year tax matters. Please tell us the nature of these items and why they were appropriately recognized in fiscal 2007.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,


Max A. Webb
Assistant Director


cc:     Paul D. Ginsberg
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Fax:  (212) 492-0131